Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports Second Quarter 2025 Financial Results

– Q2 2025 revenue of €103.0 million for YORVIPATH® and €50.7 million for SKYTROFA®

– TransCon® CNP (navepegritide) NDA under Priority Review for the treatment of children with achondroplasia with PDUFA date of November 30, 2025

– SKYTROFA® (lonapegsomatropin-tcgd) approved in the U.S. for treatment of adults with growth hormone deficiency; first of many planned label expansions

– Week 26 Interim Results for COACH trial highlight the unique portfolio of once-weekly TransCon CNP and once-weekly TransCon hGH, with complementary modes of action, to potentially further transform the treatment landscape for growth disorders and physical functioning

– Conference call today at 4:30 pm ET

COPENHAGEN, Denmark, August 7, 2025 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the second quarter ended June 30, 2025, and provided a business update.

“With the robust global uptake of YORVIPATH and with TransCon CNP under U.S. FDA priority review, Ascendis is on the verge of bringing our third high-value medicine to patients and substantially transforming our financial profile,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “We expect our engine for future innovation to drive continued momentum as we aim to address unmet medical need in endocrine rare diseases and other large indications for years to come on our path to fulfilling Vision 2030.”

Select Highlights & Anticipated 2025 Milestones

•	TransCon PTH:

(palopegteriparatide, marketed as YORVIPATH)

○	YORVIPATH revenue for the second quarter of 2025 totaled €103.0 million, including a negative foreign currency impact of €5.8 million compared to the previous quarter.

○	Continued uptake from YORVIPATH in the U.S., with around 3,100 unique patient enrollments and more than 1,500 prescribing health care providers as of June 30, 2025.

○	Outside the U.S., YORVIPATH generated revenue from more than 30 countries.

○	Initiated PaTHway60, a single-arm safety and efficacy trial in patients to support U.S. label expansion to enable titration up to 60 µg dose.

○

Recent presentations at medical conferences in Europe and the U.S. of TransCon PTH data out to four years of treatment demonstrate that preserving the same mode of action and providing active PTH within the physiological range for 24 hours per day comparable to endogenous PTH can normalize key elements such as calcium, phosphate, kidney function, bone turnover, and quality of life.

•	TransCon hGH:

(lonapegsomatropin, marketed as SKYTROFA)

○	SKYTROFA revenue for the second quarter of 2025 totaled €50.7 million, including a negative foreign currency impact of €1.8 million compared to the previous quarter.

○	SKYTROFA approved by FDA for the replacement of endogenous growth hormone in adults with growth hormone deficiency (GHD).

○

During the fourth quarter of 2025, plan to initiate basket trial for several established growth-hormone indications including: Idiopathic Short Stature (ISS), short stature homeobox-containing gene deficiency (SHOX deficiency), Turner syndrome, and Small for Gestational Age (SGA).

•	TransCon CNP:

(navepegritide, NDA filed)

○

FDA accepted for priority review the New Drug Application (NDA) for the treatment of children with achondroplasia, Prescription Drug User Fee Act (PDUFA) goal date of November 30, 2025. Expect to submit Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) during the third quarter of 2025.

○	During the fourth quarter of 2025, plan to submit an IND or similar to investigate TransCon CNP alone and in combination with TransCon hGH for the treatment of hypochondroplasia.

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin)

○

Reported interim topline Week 26 data from COACH, the combination TransCon CNP and TransCon hGH trial. Week 26 data showed improved treatment benefits in children with achondroplasia (ages 2-11 years). Week 52 data expected in the fourth quarter of 2025.

○	Initiation of a Phase 3 combination trial expected in the fourth quarter of 2025.

•	Oncology Programs

○	Clinical development of TransCon IL-2 ß/g continues.

•	Financial Update

○	As of June 30, 2025, Ascendis Pharma had cash and cash equivalents totaling €494 million, compared to €560 million as of December 31, 2024.

Second Quarter 2025 Financial Results

Total revenue for the second quarter of 2025 was €158.0 million, compared to €36.0 million during the same period in 2024. The year-over-year increase in revenue was primarily attributable to an increase in product revenue, which reflected a contribution of €97.8 million from YORVIPATH.

Total Revenue
(In EUR’000s)	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue
Commercial products	153,663	31,389	249,690	97,888
Rendering of services and clinical supply	3,570	3,740	7,094	8,365
Licenses	812	869	2,214	25,639

Total revenue	158,045	35,998	258,998	131,892

Commercial Product Revenue
(In EUR’000s)	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue from commercial products
SKYTROFA®	50,706	26,202	102,044	91,207
YORVIPATH®	102,957	5,187	147,646	6,681

Total revenue from commercial products	153,663	31,389	249,690	97,888

Research and development costs for the second quarter of 2025 were €72.0 million, compared to €83.5 million during the same period in 2024. The decrease was driven by the maturity of clinical trials within our growth disorders portfolio.

Selling, general, and administrative expenses for the second quarter of 2025 were €107.6 million, compared to €74.3 million during the same period in 2024. The increase was primarily due to the continued impact from commercial expansion, including global launch activities for YORVIPATH.

Total operating expenses for the second quarter of 2025 were €179.5 million, compared to €157.8 million during the same period in 2024.

Net finance income for the second quarter of 2025 was €22.0 million, compared to €29.4 million during the same period in 2024. The decrease was primarily driven by non-cash items.

For the second quarter of 2025, Ascendis Pharma reported a net loss of €38.9 million, or €0.64 per share basic and €0.82 diluted compared to a net loss of €109.4 million, or €1.91 per share basic and €2.21 diluted for the same period in 2024.

As of June 30, 2025, Ascendis Pharma had cash and cash equivalents totaling €494 million compared to €560 million as of December 31, 2024. As of June 30, 2025, Ascendis Pharma had 61,151,463 ordinary shares outstanding, including 597,055 ordinary shares represented by ADSs held by the company.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 4:30 pm Eastern Time (ET) to discuss its second quarter 2025 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available in this section of the Ascendis Pharma website shortly after the conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we apply TransCon to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis is headquartered in Copenhagen, Denmark and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) Ascendis’ planned MAA submission for TransCon CNP; (ii) the timing and results of clinical trials; (iii) Ascendis’ expectations with respect to its revenue base and path to cashflow breakeven; (iv) the potential approval of TransCon CNP as a monotherapy in children with achondroplasia; (v) Ascendis’ ability to provide patients with highly differentiated medicines; (vi) the planned label expansions of SKYTROFA; (vii) Ascendis’ expectations regarding the PDUFA date for TransCon CNP; (viii) Ascendis’ plans to submit IND applications or similar for a basket trial evaluating TransCon hGH in additional indications and to investigate TransCon CNP alone or in combination with TransCon hGH for the treatment of hypochondroplasia; (ix) Ascendis’ ability to apply its TransCon technology platform to make a meaningful difference for patients, and (x) Ascendis’ application of its TransCon technologies to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors, including tariffs and trade policies. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, and YORVIPATH® are trademarks owned by the Ascendis Pharma group.

© August 2025 Ascendis Pharma A/S.

Investor Contacts:	Media Contact:
Sarada Weerasinghe	Melinda Baker
Ascendis Pharma	Ascendis Pharma
ir@ascendispharma.com	media@ascendispharma.com

Patti Bank
ICR Healthcare
+1 (415) 513-1284
patti.bank@icrhealthcare.com

Ascendis Pharma A/S Consolidated Statements of Profit or (Loss) and
Comprehensive Income / (Loss) (In EUR’000s, except per share data)	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024		2025	2024
Consolidated Statement of Profit or (Loss)
Revenue	158,045	35,998		258,998	131,892
Cost of sales	31,447	11,465		48,963	19,034

Gross profit	126,598	24,533		210,035	112,858
Research and development expenses	71,988	83,478		158,591	154,165
Selling, general, and administrative expenses	107,561	74,312		208,608	141,095

Operating profit/(loss)	(52,951)	(133,257)		(157,164)	(182,402)
Share of profit/(loss) of associates	(4,097)	(5,322)		22,482	(11,118)
Finance income	55,059	49,052		83,912	14,395
Finance expenses	33,018	19,624		77,803	58,553

Profit/(loss) before tax	(35,007)	(109,151)		(128,573)	(237,678)
Income taxes (expenses)	(3,848)	(229)		(4,909)	(2,737)

Net profit/(loss) for the period	(38,855)	(109,380)		(133,482)	(240,415)

Attributable to owners of the Company	(38,855)	(109,380)		(133,482)	(240,415)

Basic earnings/(loss) per share	€(0.64)	€(1.91)		€(2.22)	€(4.21)
Diluted earnings/(loss) per share	€(0.82)	€(2.21	)(1)	€(2.22)	€(4.21)

(1) Dilutive earnings per share for the three months ended June 30, 2024, has been restated. Refer to Note 6, “Earnings Per Share” for further information.

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the period	(38,855)	(109,380)		(133,482)	(240,415)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations	(1,399)	15		(1,474)	78

Other comprehensive income/(loss) for the period, net of tax	(1,399)	15		(1,474)	78

Total comprehensive income/(loss) for the period, net of tax	(40,254)	(109,365)		(134,956)	(240,337)

Attributable to owners of the Company	(40,254)	(109,365)		(134,956)	(240,337)

Ascendis Pharma A/S
Consolidated Statements of Financial Position
(In EUR’000s)	June 30, 2025	December 31, 2024
Assets
Non-current assets
Intangible assets	3,790	4,028
Property, plant and equipment	93,542	98,714
Investments in associates	34,902	13,575
Other receivables	2,711	2,317

	134,945	118,634

Current assets
Inventories	303,381	295,609
Trade receivables	110,452	166,280
Income tax receivables	2,738	1,775
Other receivables	8,029	9,385
Prepayments	34,311	28,269
Cash and cash equivalents	494,046	559,543

	952,957	1,060,861

Total assets	1,087,902	1,179,495

Equity and liabilities
Equity
Share capital	8,211	8,149
Distributable equity	(195,783)	(113,855)

Total equity	(187,572)	(105,706)

Non-current liabilities
Borrowings	330,186	365,080
Contract liabilities	692	5,000
Deferred tax liabilities	9,596	7,258

	340,474	377,338

Current liabilities
Convertible notes, matures in April 2028
Borrowings	418,073	458,207
Derivative liabilities	186,579	150,670

	604,652	608,877
Other current liabilities
Borrowings	44,275	33,329
Contract liabilities	1,789	936
Trade payables and accrued expenses	93,718	96,394
Other liabilities	39,924	67,956
Income tax payables	711	1,222
Provisions	149,931	99,149

	330,348	298,986

	935,000	907,863

Total liabilities	1,275,474	1,285,201

Total equity and liabilities	1,087,902	1,179,495